SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

HOLLY CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

435758305
(CUSIP Number)

J. Currie Bechtol
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(713) 688-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2003
(Date of Event which Requires
Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 435758305

1)	Name of Reporting Person I.R.S. Identification No. of Above Persons (entities only) Frontier Oil Corporation 74-1895085

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization WYOMING

Number of Shares Beneficially Owned by Each Reporting Person With
	7)	Sole Voting Power 6,096,875 shares (1)(2)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned By Each Reporting Person 6,096,875 shares (2)(3)

12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]

13)	Percent Of Class Represented By Amount In Row (11) 38.1% (4)

14)	Type Of Reporting Person CO

(1)  The Reporting Person has sole voting power of such shares only with respect to the specific matters described in Item 4.
(2)  Includes 500,800 shares of common stock of Holly Corporation (the “Company”) subject to outstanding stock options which are currently exercisable.
(3)  The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of such shares.
(4)  Based on a total of 15,993,228 shares deemed to be outstanding (15,492,428 shares of common stock of the Company outstanding as of March 28, 2003, as represented by the Company in the Merger Agreement described in Item 4 below, plus 500,800 shares which are deemed to be outstanding for purposes of this calculation under Rule 13d-3 under the Act).

STATEMENT PURSUANT TO RULE 13d-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.          Security and Issuer.

        This Statement relates to shares of common stock, $.01 par value per share (the “Common Stock”), of Holly Corporation (the “Company”), whose principal executive offices are at 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

Item 2.          Identity and Background.

        Frontier Oil Corporation (the “Reporting Person”) is a Wyoming corporation whose principal business is petroleum refining. The address of the principal place of business and the principal office of the Reporting Person is 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411.

        Set forth on Schedule A attached hereto are the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the current directors and executive officers of the Reporting Person as of the date hereof.

        To the knowledge of the Reporting Person, neither the Reporting Person nor any other person listed on Schedule A as a director or executive officer of the Reporting Person has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, each person listed on Schedule A is a citizen of the United States.

        The Reporting Person, and all directors and executive officers of the Reporting Person, disclaim membership of any group for purposes of Rule 13d-1 under the Act.

Item 3.          Source and Amount of Funds or Other Consideration.

        As a condition to, and as an inducement and in consideration for, the Reporting Person’s entering into the Merger Agreement described in Item 4 below, each of the stockholders of the Company listed on Schedule B attached hereto (the “Stockholders”) have entered into a Holly Holder Support Agreement, dated as of March 30, 2003, with the Reporting Person (collectively, the “Support Agreements”), as contemplated by the Merger Agreement. The Reporting Person did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreements.

Item 4.          Purpose of Transaction.

        On March 30, 2003, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”), with the Company, Front Range Himalaya Corporation, a Wyoming corporation and holding company formed by the Reporting Person and the Company (“Parent”), and two wholly-owned subsidiaries of Parent, Front Range Merger Corporation and Himalaya Merger Corporation. Pursuant to the Merger Agreement, Front Range Merger Corporation will merge with and into the Reporting Person and Himalaya Merger Corporation will merge with and into the Company, with the result that each of the Reporting Person and the Company will be a wholly-owned subsidiary of Parent (the “Mergers”).

        Pursuant to the Merger Agreement, the Reporting Person’s shareholders will receive, for each share of the Reporting Person’s common stock, one share of common stock of Parent, and the Company’s stockholders will receive, for each share of Common Stock, one share of common stock of Parent, a pro rata portion (based on the total number of shares of common stock outstanding immediately prior to the Mergers) of $172.5 million in cash, and one contingent value right relating to potential net recoveries in litigation related to the Company’s prior sales of jet fuel to the United States government. The transaction is subject to customary conditions including, but not limited to, the approval and adoption of the Merger Agreement by the Reporting Person’s shareholders and the Company’s stockholders, termination of the waiting period under the Hart-Scott-Rodino Act and the effectiveness of a registration statement for the shares of Parent common stock to be issued in the transactions.

        Adoption of the Merger Agreement by the Company’s stockholders is required by applicable law. As a condition to the execution and delivery of the Merger Agreement by the Reporting Person, the Reporting Person and the Stockholders have entered into Support Agreements relating to an aggregate of 6,096,875 shares of Common Stock beneficially owned by the Stockholders, consisting of 5,596,075 outstanding shares of Common Stock and 500,800 shares of Common Stock subject to currently exercisable options. Such shares constitute approximately 38.1% of the total outstanding shares of Common Stock, based on the sum of the number of shares of Common Stock represented to be outstanding as of March 28, 2003, by the Company in the Merger Agreement, and the 800,5000 shares deemed to be outstanding for purposes of this calculation under Rule 13d-3 of the Act.

        Pursuant to the Support Agreements, each of the Stockholders has agreed, with respect to the shares of Common Stock beneficially owned by such Stockholder, to vote (i) in favor of the approval and adoption of the Merger Agreement, the transactions contemplated thereby and any actions required in furtherance thereof, (ii) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or of the Stockholder under such Stockholder’s Support Agreement, and (iii) except as otherwise agreed to in writing in advance by the Reporting Person or contemplated by the Merger Agreement, against the following actions or proposals: (A) any extraordinary corporate transaction, such as a merger, consolidation or business combination involving the Company or any of its subsidiaries and any acquisition proposals with respect to the Company, (B) any sale, lease or transfer of a significant part of the assets of the Company or any of its subsidiaries other than sales of current assets in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (C) any change in the board of directors of the Company that is not approved in advance by a majority of the persons who were directors of the Company as of March 30, 2003 (or their successors who were so approved), (D) any change in the capitalization or amendments to the certificate of incorporation or bylaws of the Company, (E) any other material change in the Company’s corporate structure or business, or (F) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. As part of the Support Agreements, each of the Stockholders granted an irrevocable proxy to the Reporting Person with respect to the voting of the shares of Common Stock beneficially owned by them as to the matters described above.

        Pursuant to the Support Agreements, each of the Stockholders has also agreed not to transfer or enter into any agreement to transfer any of the shares of Common Stock beneficially owned by such Stockholder prior to the termination of the Support Agreement except in certain limited circumstances, not to grant any proxy or deposit such shares in any voting trust or enter into any voting agreement or similar agreement in contravention of the obligations of such Stockholder under the Support Agreements. The Support Agreements terminate on the earliest of (i) the mutual consent of the Company and the Reporting Person, (ii) the consummation of the Mergers, (iii) the termination of the Merger Agreement pursuant to its terms, or (iv) October 31, 2003.

        The Merger Agreement provides that, upon consummation of the Mergers, the Board of Directors of Parent, and each committee of the Board of Directors of Parent, will consist of equal numbers of directors designated by each of the Reporting Person and the Company. Upon the merger of Himalaya Merger Corporation with and into the Company, (i) the directors of Himalaya Merger Corporation will be the directors of the surviving corporation, which will be a subsidiary of Parent, (ii) the officers of the Company will be the officers of the surviving subsidiary corporation, (iii) the certificate of incorporation of the Company will be the certificate of incorporation of the surviving subsidiary corporation, and (iv) the bylaws of Himalaya Merger Corporation will be the bylaws of the surviving subsidiary corporation.

        Except as set forth in this Statement, the Merger Agreement or the Support Agreements, neither the Reporting Person nor any of the individuals listed on Schedule A attached hereto has any current plan or proposal that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

        References to, and descriptions of, the Mergers, the Merger Agreement and the Support Agreements contained in this Statement are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Support Agreement incorporated by reference as Exhibits A and B to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.          Interest in Securities of the Issuer.

         (a)   Although the Reporting Person does not directly own any shares of Common Stock as of the date hereof, as a result of the Support Agreements, the Reporting Person may be deemed to be the beneficial owner of 6,096,875 shares of Common Stock (which consist of 5,596,075 shares of Common Stock outstanding and 500,800 shares subject to options currently exercisable). Such shares represent approximately 38.1% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be outstanding as of March 30, 2003, by the Company in the Merger Agreement, plus 500,8000 shares deemed to be outstanding for the purposes of this calculation under Rule 13d-3 of the Act). However, the Reporting Person is not entitled to vote such shares of Common Stock with respect to any other matters and has no rights as a stockholder of the Company and disclaims any beneficial ownership of such shares.

         (b)    As a result of the Support Agreements, the Reporting Person may be deemed to have sole voting power with respect to 6,096,875 shares of Common Stock with respect to the specific matters described in Item 4 above.

         (c)    To the knowledge of the Reporting Person, neither the Reporting Person nor any executive officer or director of the Reporting Person listed on Schedule A attached hereto has effected any transactions in Common Stock during the past 60 days.

         (d)    Not applicable.

         (e)    Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Merger Agreement and the Support Agreements (and the irrevocable proxies contained in the Support Agreements) described in Item 4, neither the Reporting Person nor any other director or executive officer of the Reporting Person listed on Schedule A attached hereto is a party to any contracts, arrangements, understandings or relationships with respect to securities of the Company.

Item 7.          Material to be Filed as Exhibits.

        Exhibit A. Agreement and Plan of Merger, dated as of March 30, 2003, among Frontier Oil Corporation, Front Range Himalaya Corporation, Front Range Merger Corporation, Himalaya Merger Corporation and Holly Corporation (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed by the Company on April 2, 2003).

        Exhibit B. Form of Holly Holder Support Agreement, dated as of March 30, 2003, between Frontier Oil Corporation and each of the stockholders of Holly Corporation identified therein (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed by the Company on April 2, 2003).

SIGNATURE

        After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2003

FRONTIER OIL CORPORATION /s/ Julie H. Edwards ——————————————— Julie H. Edwards Executive Vice President - Finance and Administration, Chief Financial Officer

Schedule A

Directors and Executive Officers of Frontier Oil Corporation

        The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of the Reporting Person is set forth below. Unless otherwise indicated below, each occupation set forth opposite the name of each person refers to employment with the Reporting Person, which is principally engaged in the business of petroleum refining. The address of the Reporting Person is 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411. The business address of each person listed below is, unless otherwise indicated, 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411.

Director/Executive Officer	Principal Occupation or Employment
James R. Gibbs (Director and Executive Officer)	Chairman of the Board, President and Chief Executive Officer
Douglas Y. Bech (Director)	Chairman and CEO, Raintree Resorts International, Inc.
G. Clyde Buck (Director)	Senior Vice President and Managing Director, Sanders Morris Harris, Inc., an investment banking firm
T. Michael Dossey (Director)	Management Consultant
James H. Lee (Director)	Managing General Partner and principal owner, Lee, Hite & Wisda Ltd., an oil and gas consulting firm
Paul B. Loyd, Jr. (Director)	Served as Chairman and CEO, R&B Falcon Corporation, an offshore drilling company, from December 1997 to January 2001
Carl W. Schafer (Director)	President, Atlantic Foundation, a charitable foundation
Julie H. Edwards (Executive Officer)	Executive Vice President - Finance & Administration, Chief Financial Officer
W. Reed Williams (Executive Officer)	Executive Vice President - Refining & Marketing
J. Currie Bechtol (Executive Officer)	Vice President - General Counsel, Secretary
Jon D. Galvin (Executive Officer)	Vice President
Gerald B. Faudel (Executive Officer)	Vice President - Corporate Relations and Environmental Affairs
Nancy J. Zupan (Executive Officer)	Vice President - Controller

Schedule B

Holly Holder Support Agreements

The Reporting Person has entered into Support Agreements with the following stockholders of the Company:

Name	Position with the Company (if any)
C. Lamar Norsworthy, III	Chairman of the Board and Chief Executive Officer
Matthew P. Clifton	President and Director
W. John Glancy	Senior Vice President, Secretary, General Counsel and Director
Nona Barrett
William J. Gray	Director
Marcus R. Hickerson	Director
Thomas K. Matthews, II	Director
Robert G. McKenzie	Director
Jack P. Reid	Director
Paul T. Stoffel	Director
Brown Brothers Harriman Trust Company of Texas, as trustee for various trusts
NBN Capital Limited Partnership
NBN Asset Management Company, L.L.C.